 Exhibit (a)(1)(iv)
Form of Notice from the Fund to Shareholders
in Connection with the Fund’s Acceptance of Shares
Ares Strategic Income Fund
c/o Ares Capital Management LLC
245 Park Avenue, 44th Floor
New York, New York 10167
[DATE]
[SHAREHOLDER NAME/EMAIL ADDRESS]
Dear Shareholder:
This notice serves to inform you that Ares Strategic Income Fund (the “Fund”) has received and accepted for purchase your tender of common shares of beneficial interest in the Fund, par value $0.01 per share (“Shares”).
You will be issued payment in cash for such Shares in accordance with the terms of the tender offer.
If you have any questions, please contact the Fund’s Transfer Agent, SS&C Technologies, at 1-866-324-7348.
Sincerely,
Ares Strategic Income Fund